SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)

EMERITUS CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

291005 10 6

(CUSIP Number)

Daniel R. Baty Emeritus Corporation 3131 Elliot Avenue, Suite 500 Seattle, Washington 98121 (206) 289-2909	with a copy to:	Michael E. Stansbury Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 539-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ’

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 291005 10 6	13D	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 1,882,090 [1]
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,117,351 [2]
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,882,090 [1]
WITH	10	SHARED DISPOSITIVE POWER 4,117,351 [2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY 5,999,441 [1] [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5% [3]
14	TYPE OF REPORTING PERSON IN

1 Includes 1,812,091 shares of Common Stock and options exercisable within 60 days for the purchase of 69,999 shares of Common Stock held directly.

2 Includes 3,399,625 shares of Common Stock held by B.F., Limited Partnership ("B.F."), 311,363 shares of Common Stock held by Catalina General, L.P. ("Catalina"), of which B.F. is the general partner and has a 25% interest, and 406,363 shares of Common Stock held by Columbia Select, L.P. ("Columbia"), of which B.F. is the general partner and has a 40% interest.  Columbia-Pacific Group, Inc. ("CPG") is the general partner of B.F.  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Daniel R. Baty is also a limited partner of B.F.  Daniel R. Baty disclaims beneficial ownership of the shares held by B.F., Catalina and Columbia except to the extent of his pecuniary interest therein.

3 The percentage is based on 18,994,072 shares of Common Stock outstanding as of June 18, 2007.

CUSIP No. 291005 10 6	13D	Page 3 of 12 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stanley L. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 27,000 [1]
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,117,351 [2]
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 27,000 [1]
WITH	10	SHARED DISPOSITIVE POWER 4,117,351 [2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY STANLEY L. BATY 4,144,351 [1] [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% [3]
14	TYPE OF REPORTING PERSON IN

1 Includes 9,500 shares of Common Stock and options exercisable within 60 days for the purchase of 17,500 shares of Common Stock held directly.

2 Includes 3,399,625 shares of Common Stock held by B.F., Limited Partnership ("B.F."), 311,363 shares of Common Stock held by Catalina General, L.P. ("Catalina"), of which B.F. is the general partner and has a 25% interest, and 406,363 shares of Common Stock held by Columbia Select, L.P. ("Columbia"), of which B.F. is the general partner and has a 40% interest.  Columbia-Pacific Group, Inc. ("CPG") is the general partner of B.F.  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Stanley L. Baty is also a limited partner of B.F.  The foregoing share amounts include 40,950 shares attributable to a trust for the benefit of Brandon D. Baty's children, of which Stanley L. Baty serves as sole trustee, and 85,176 shares attributable to trusts for the benefit of Stanley L. Baty's children of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust's ownership of limited partnership interests in B.F.  Stanley L. Baty disclaims beneficial ownership of the shares held by B.F., Catalina and Columbia except to the extent of his pecuniary interest therein.

3 The percentage is based on 18,994,072 shares of Common Stock outstanding as of June 18, 2007.

CUSIP No. 291005 10 6	13D	Page 4 of 12 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brandon D. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 26,040 [1]
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,117,351 [2]
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 26,040 [1]
WITH	10	SHARED DISPOSITIVE POWER 4,117,351 [2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY BRANDON D. BATY 4,143,391 [1] [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% [3]
14	TYPE OF REPORTING PERSON IN

1 Includes 26,040 shares of Common Stock held directly.

2 Includes 3,399,625 shares of Common Stock held by B.F., Limited Partnership ("B.F."), 311,363 shares of Common Stock held by Catalina General, L.P. ("Catalina"), of which B.F. is the general partner and has a 25% interest, and 406,363 shares of Common Stock held by Columbia Select, L.P. ("Columbia"), of which B.F. is the general partner and has a 40% interest.  Columbia-Pacific Group, Inc. ("CPG") is the general partner of B.F.  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Brandon D. Baty is also a limited partner of B.F.  The foregoing share amounts include 40,950 shares attributable to a trust for the benefit of Brandon D. Baty's children, of which Stanley L. Baty serves as sole trustee, and 85,176 shares attributable to trusts for the benefit of Stanley L. Baty's children of which Brandon D. Baty serves as sole trustee, in each case as a result of such trust's ownership of limited partnership interests in B.F.  Brandon D. Baty disclaims beneficial ownership of the shares held by B.F., Catalina and Columbia except to the extent of his pecuniary interest therein.

3 The percentage is based on 18,994,072 shares of Common Stock outstanding as of June 18, 2007.

CUSIP No. 291005 10 6	13D	Page 5 of 12 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) B.F., Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF	7	SOLE VOTING POWER 4,117,351[1]
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,117,351 [1]
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY B.F., LIMITED PARTNERSHIP 4,117,351 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7% [1]
14	TYPE OF REPORTING PERSON PN

1 B.F., Limited Partnership is a Washington limited partnership of which Columbia-Pacific Group, Inc. ("CPG") is the general partner.  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F.  B.F. directly owns 3,399,625 shares of Common Stock.  In addition, B.F. is the general partner of and holds a 25% interest in Catalina General, L.P., which directly owns 311,363 shares of Common Stock, and is the general partner of and holds a 40% interest in Columbia Select, L.P., which directly owns 406,363 shares of Common Stock.  The percentage is based on 18,994,607 shares of Common Stock outstanding as of June 18, 2007.

CUSIP No. 291005 10 6		13D	Page 6 of 12 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Columbia-Pacific Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF	7	SOLE VOTING POWER 4,117,351 [1]
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,117,351 [1]
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY COLUMBIA-PACIFIC GROUP, INC. 4,117,351 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES *CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7% [1]
14	TYPE OF REPORTING PERSON CO

1 Columbia-Pacific Group, Inc., a Washington corporation  ("CPG"), is the general partner of  B.F., Limited Partnership, a Washington limited partnership ("B.F.").  CPG is wholly owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty and Brandon D. Baty.  Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F.  B.F. directly owns 3,399,625 shares of Common Stock.  In addition, B.F. is the general partner of and holds a 25% interest in Catalina General, L.P., which directly owns 311,363 shares of Common Stock, and is the general partner of and holds a 40% interest in Columbia Select, L.P., which directly owns 406,363 shares of Common Stock.  The percentage is based on 18,994,072 shares of Common Stock outstanding as of June 18, 2007.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, $.0001 par value per share (the "Common Stock") of Emeritus Corporation (the "Company") owned by the entities and individuals as set forth under Item 5.  This report also relates to the Company's 6.25% Convertible Subordinated Debentures due 2008 (the "Debentures").

The principal executive offices of the Company are located at 3131 Elliott Avenue, Suite 500, Seattle, WA 98121.

Item 2.	Identity and Background.

This Schedule 13D relates to (i) Daniel R. Baty, (ii) Stanley L. Baty, (iii) Brandon D. Baty, (iv) B.F., Limited Partnership ("B.F."), (v) Columbia-Pacific Group, Inc. ("CPG"), (vi) Columbia Select, L.P. ("Columbia") and (vii) Catalina General, L.P. ("Catalina").

Daniel R. Baty is the sole director and shareholder of CPG, a Washington corporation, which is the general partner of B.F., a Washington limited partnership.  B.F. is the general partner of Columbia and Catalina.  Stanley L. Baty and Brandon D. Baty are officers of CPG.  Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are each also limited partners of B.F.

Daniel R. Baty is Chief Executive Officer and Chairman of the Board of the Company.  His principal business address is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121.  Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Stanley L. Baty is a director of the Company and a Vice President of CPG.  His principal business address is 600 University Street Suite 2500, Seattle, WA 98101.  Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Brandon D. Baty is President and Treasurer of CPG.  His principal business address is 600 University Street Suite 2500, Seattle, WA 98101.  Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

CPG is a holding company that invests primarily in the senior living industry.  B.F. is also a holding entity with various venture capital investments.  Columbia and Catalina are investment partnerships.  The principal business address for all is 600 University Street, Suite 2500, Seattle, Washington 98101.

Page 7 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 8 to this Schedule 13D, the reporting persons made the following purchases of Common Stock:

(a)           From August 2005 through December 2006, Daniel R. Baty acquired 147,500 shares of Common Stock in open market transactions for an aggregate price of $2,907,616.  The price was paid from Mr. Baty's personal funds.

(b)           On February 4, 2006, B.F. purchased 400,000 shares of Common Stock by exercising a Warrant dated September 30, 2003.  The exercise price was $7.60 per share, for an aggregate price of $3,040,000, which was paid for from B.F.'s general funds.

(c)           On March 9, 2007, Columbia converted $8,940,000 principal amount of the Debentures into 406,363 shares of Common Stock and Catalina converted $6,850,000 principal amount of the Debentures into 311,363 shares of Common Stock, pursuant to an offer by the Company to pay a conversion incentive payment to each holder who elected to convert their Debentures in full by March 8, 2007.  On April 15, 2007, these entities received the incentive payment of $735,620 and $563,600, respectively.

(d)           From December 1999 through December 2006, Catalina purchased 168,300 shares of Common Stock in open market transactions for an aggregate price of $1,874,565.  The price was paid from general funds of the partnership.

(e)           On March 28, 2007, Catalina made a distribution of shares of Common Stock to its limited partners.  As a result, B.F. became the direct owner of 42,075 shares of Common Stock and 126,225 shares of Common Stock were distributed to another limited partner of Catalina unaffiliated with Daniel R. Baty, Stanley L. Baty or Brandon D. Baty.

Item 4.	Purpose of Transaction

No amendment.

Item 5.	Interest in Securities of Emeritus Corporation

(a)           As of the date of this Amendment No. 9 (“Amendment”)

(i)           Daniel R. Baty beneficially owns a total of 5,999,441 shares of Common Stock, which consists of: (i) 1,812,091 shares of Common Stock owned directly; (ii) 3,399,625 shares of Common Stock owned by B.F.; (iii) 406,363 shares of Common Stock owned by Columbia, (iv) 311,363 shares of Common Stock owned by Catalina and (v) 69,999 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(ii)           Stanley L. Baty beneficially owns a total of 4,144,351 shares of Common Stock, which consists of: (i) 9,500 shares of Common Stock owned directly; (ii) 3,399,625 shares of Common Stock owned by B.F.; (iii) 406,363 shares of Common Stock owned by Columbia, (iv) 311,363 shares of Common Stock owned by Catalina and (v) 17,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days.

(iii)           Brandon D. Baty beneficially owns a total of 4,143,391 shares of Common Stock, which consists of: (i) 26,040 shares of Common Stock owned directly; (ii) 3,399,625 shares of Common Stock

Page 8 of 12 Pages

owned by B.F.; (iii) 406,363 shares of Common Stock owned by Columbia, and (iv) 311,363 shares of Common Stock owned by Catalina.

(iv)           B.F. beneficially owns 4,117,351 shares of Common Stock of the Company, which consists of: (i) 3,399,625 shares of Common Stock owned directly (ii) 406,363 shares of Common Stock owned by Columbia and (iv) 4311,363 shares of Common Stock owned by Catalina, and CPG. beneficially owns, as general partner of B.F., the same 4,117,351 shares of Common Stock.

(vi)           Columbia beneficially owns 406,363 shares of Common Stock and Catalina beneficially owns 311,363 shares of Common Stock.

(iv)           Based on 18,994,072 shares of Common Stock outstanding as of June 18, 2007, the percentage beneficial ownership of the reporting persons is as follows:

Daniel R. Baty:                                                  31.5%

Stanley L. Baty                                                 21.8%

Brandon D. Baty                                              21.8%

B.F., Limited Partnership:                               21.7%

Columbia-Pacific Group, Inc.:                        21.7%

Columbia Select, L.P.                                        2.1%

Catalina General, L.P.                                       1.6%

(b)

(i)           Daniel R. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 1,882,090 shares of Common Stock owned directly by him or subject to options held directly by him that are exercisable within 60 days of June 18, 2007.   In his capacity as sole director and shareholder of CPG, general partner of B.F., which is the general partner of Columbia and Catalina, Daniel R. Baty, together with Stanley L. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 4,117,351 shares of Common Stock owned beneficially, directly and indirectly, by B.F.

(ii)           Stanley L. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 27,000 shares of Common Stock owned directly by him or subject to options held directly by him that are exercisable within 60 days of June 18, 2007.  In his capacity as Vice President of CPG, the general partner of B.F. which is the general partner of Columbia and Catalina, Stanley L. Baty, together with Daniel R. Baty and Brandon D. Baty, has the shared power to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 4,117,351 shares of Common Stock owned beneficially, directly and indirectly, by B.F.

(iii)           Brandon D. Baty has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, the 26,040 shares of Common Stock owned directly by him.   In his capacity as President of CPG, the general partner of B.F. which is the general partner of Columbia and Catalina, Brandon D. Baty, together with Daniel R. Baty and Stanley L. Baty, has the shared power

Page 9 of 12 Pages

to vote and to direct the vote of, and the shared power to dispose of and to direct the disposition of, all 4,117,351 shares of Common Stock owned beneficially, directly and indirectly, by B.F.

(c)           See response to item 3(c) above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation

On March 29, 2007, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with Boston Project Acquisition Corp., a wholly-owned subsidiary of the Company ("Acquisition Sub"), Summerville Senior Living, Inc. ("Summerville"), AP Summerville, LLC, AP Summerville II, LLC, Apollo Real Estate Investment Advisors III, L.P. ("AREIF III"), Apollo Real Estate Investment Advisors IV, L.P. ("AREIF IV" and together with AREIF III, the "Apollo Funds"), Daniel R. Baty, and Saratoga Partners IV, L.P. ("Saratoga Partners").  Pursuant to the Merger Agreement, the Company will acquire Summerville, a privately-held operator of, independent living, assisted living, and Alzheimer’s and dementia related services to seniors, through a merger of Acquisition Sub into Summerville (the "Summerville Acquisition").  Under the terms of the Merger Agreement, approximately 8,500,000 shares of common stock of the Company will be issued in the transaction.  The transaction is described in detail in the Company’s Form 8—K filed with the Securities and Exchange Commission on March 30, 2007.  Completion of the transaction is subject to approval by the Company’s shareholders of the issuance of the Common Stock in the transaction, and other customary conditions.

In the Merger Agreement, Daniel R. Baty and Saratoga Partners have each agreed to vote shares of Company common stock which they beneficially own in favor of the adoption and approval of the issuance of shares of common stock of the Company pursuant to the Merger Agreement.  In addition, these shareholders have agreed not to transfer or dispose of their shares between the date of the Merger Agreement and the consummation of the Summerville Acquisition.

In connection with the Merger Agreement, the Company, the Apollo Funds and certain of their affliates (the "Apollo Shareholders"), Saratoga Partners and certain of its affiliates (the "Saratoga Shareholders"), and Daniel R. Baty and certain of his affiliates (the "Baty Shareholders"), entered into an Amended and Restated Shareholders Agreement dated March 29, 2007 (the "Amended Shareholders Agreement").  The Amended Shareholders Agreement, which will become effective upon the consummation of the Summerville Acquisition, amends and restates the Shareholders’ Agreement dated December 30, 1999 between the Company, Mr. Baty, B.F., Limited Partnership, and the Saratoga Shareholders.  Under the Amended Shareholders Agreement, the Apollo Shareholders, the Saratoga Shareholders and the Baty Shareholders have agreed to vote their shares to elect one representative designated by the Apollo Shareholders, one representative designated by the Saratoga Shareholders and one representative designated by the Baty Shareholders so long as each shareholder group beneficially owns at least 5% of the Company's outstanding shares or one-half of the amount of shares beneficially owned by the shareholder group immediately following the closing of the Summerville Acquisition.  In addition, each of the shareholders who are parties to the Amended Shareholders Agreement have agreed that, in the event that any such shareholder proposes to transfer (other than certain permitted transfers, including sales pursuant to a registration statement under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), sales pursuant to Rule 144 under

Page 10 of 12 Pages

the Securities Act, transfers to the limited partners or owners of certain shareholders that are entities, and transfers pursuant to gifts and bequests or to certain family members) more than 30% of the shares beneficially owned by the shareholder in a transaction or series of related transactions, then the other shareholders shall have the right to participate in such transfer on a pro rata basis.  The Amended Shareholders Agreement will terminate with respect to any shareholder who is a party to the agreement at such time as the shareholder owns less than a certain level of ownership.  The Amended Shareholders Agreement may also be terminated with the unanimous written consent of the shareholders who are party to the agreement.

In addition to the Amended Shareholders Agreement, the Apollo Shareholders, the Saratoga Shareholders, the Baty Shareholders and others have entered into a Registration Rights Agreement dated March 29, 2007 (the "Registration Rights Agreement").  The Registration Rights Agreement will become effective upon the consummation of the Summerville Acquisition.  Under the Registration Rights Agreement, the Company has agreed to file by January 1, 2008, and to have declared effective by April 1, 2008, a shelf registration statement under the Securities Act covering shares owned by certain Apollo Shareholders and up to 1.8 million shares owned by the Saratoga Shareholders (subject to reduction for sales by the Saratoga Shareholders prior to the effective date of the shelf registration statement).  The Company is obligated to keep this shelf registration statement effective until April 1, 2010, until all of the shares subject to this shelf registration statement have been sold, or until all of the shares subject to this shelf registration statement may be sold without restriction under Rule 144 under the Securities Act.  In addition, each of the Apollo Shareholders, the Saratoga Shareholders and the Baty Shareholders have the right to request that the Company file up to two additional registration statements, one of which may be a shelf registration statement.  The Company has also granted the shareholders who are parties to the Registration Rights Agreement certain customary incidental, or "piggyback", registration rights to participate in registrations initiated by the Company for its own account or other security holders.  The Company and the shareholders who are parties to the Registration Rights Agreement have agreed to certain other related obligations that are customary for agreements of this nature.  Upon effectiveness, the Registration Rights Agreement will replace a registration rights agreement entered into in 1999 between the Saratoga Shareholders and the Company.

Except as described in this Statement, as of the date hereof, the Baty Shareholders have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 7.	Material to Be Filed as Exhibits

None.

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of June 21, 2007.

/s/ Daniel R. Baty
Daniel R. Baty

/s/ Stanley L. Baty
Stanley L. Baty

/s/ Brandon D. Baty
Brandon D. Baty

B.F., LIMITED PARTNERSHIP

By: COLUMBIA-PACIFIC GROUP, INC.,

General Partner

By: /s/ Brandon D. Baty
                                Brandon D. Baty, President

COLUMBIA-PACIFIC GROUP, INC.

By: /s/ Brandon D. Baty
 Brandon D. Baty, President

Page 12 of 12 Pages